FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	The acquisition of treasury stock was completed on September 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: September 29, 2004	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

September 29, 2004

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement on Completion

of Acquisition of Treasury Stock

KONAMI CORPORATION hereby announces that the acquisition of treasury stock, as resolved in the meeting of Board of Directors held on June 24, 2004 pursuant to Article 211–3-1-2 of the Commercial Code of Japan, was completed.

1.	Acquisition period:	September 16, 2004 to September 29, 2004

2.	Number of shares acquired:	1,000,000 shares

3.	Total acquisition cost:	2,600,740,500 yen

4.	Acquisition method:	Acquisition on the Tokyo Stock Exchange

<Reference 1>

Acquisition of stock resolved in the meeting of Board of Directors held on June 24, 2004

Type of shares to be acquired:	Common stock of the Company

Number of shares to be acquired:	1,000,000 shares (maximum)

Total acquisition cost:	3 billion yen (maximum)

Acquisition period:	June 25, 2004 to December 24, 2004

<Reference 2>

Status of holding treasury stock as of September 29, 2004

Total number of shares outstanding:	128,737,566 shares

Number of treasury stocks:	9,246,700 shares